FOR IMMEDIATE RELEASE

Formula Systems Reports Record Second Quarter Results

First Six Months Net Income of $25.2 million

Herzliya, Israel – August 28, 2007 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the six months and second quarter of 2007.

Revenues for the second quarter totaled 124.7 million an increase of 19% compared to $104.6 million in the second quarter of 2006.

Revenues for the six months ended June 30, 2007 totaled $240.8 million compared to $202.0 million in the same period of 2006, an increase of 19%.

Operating income in the second quarter of 2007 was $6.7 million compared to $2.7 million in the same quarter of 2006, an increase of 45%.

Operating income in the first half of 2007 was $13.5 million compared to $5.2 million in the first half of 2006, an increase of 158%.

Net income in the second quarter of 2007 was $22.3 million compared to net income of $0.5 million in the second quarter of 2006. Net income in the first six months of 2007 was $25.2 million compared to $4.6 million in the same period of 2006.

In the second quarter we sold our entire holdings in BluePhoenix Solutions Ltd which resulted in capital gain for us of approximately $18 million.

Gad Goldstein, President & CEO of Formula, commented: "Formula has always been known as a company that manages and nurtures companies in the IT industry and not as a passive holding company. Our recent activities includ e :

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A $60 million debenture offering in our subsidiary Matrix to fund its continued rapid growth in the local and international markets;

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Completion of the two year reorganization plan in our subsidiary Sapiens by execution of a $20 million private placement  in order to ensure resources for its development;

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And especially the realization of our entire holdings in BluePhoenix, a company that we built and nurtured over 14 years, for a consideration of approximately $64 million.

These activities put Formula in an exceptional position to accelerate value enhancement to its investors."

"Formula and its business units have additional assets that were nurtured over the years and that have matured to a potential sale which may produce substantial capital gains. On the other hand Formula has over $60 million in cash and zero debts which allows us to consider additional investments to our portfolio.

It is my belief that the latitude and flexibility that we have created will enable Formula to react swiftly and efficiently to any possible market fluctuations in these turbulent times," added Goldstein.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President & CEO, Formula Systems Ltd.,

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	June 30, 2007 (Unaudited)	December 31, 2006
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	141,127	104,775
Short-term investments	9,403	11,385
Marketable securities available for sale	4,029	3,646
Trade receivables	128,896	120,939
Other accounts receivable	20,405	17,998
Inventories	3,090	3,080

	306,950	261,823

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	4,697	3,915
Investments in affiliates	3,614	720

	8,311	4,635

SEVERANCE PAY FUND	30,791	29,962

FIXED ASSETS, NET	15,635	16,311

OTHER ASSETS, NET	154,350	147,753

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	135,021

	516,037	595,504

CURRENT LIABILITIES:
Liabilities to banks and others	28,401	40,414
Trade payables	52,593	50,157
Other accounts payable	71,512	59,056
Debentures	3,671	4,450

	156,177	154,077

LONG-TERM LIABILITIES:
Debentures	8,697	10,802
Unrealized Gain	77	-
Deferred taxes	117	457
Customer advances	1,356	449
Liabilities to banks and others	42,283	59,268
Liability in respect of the acquisition of activities	1,417	1,489
Accrued severance pay	36,576	35,340

	90,523	107,805

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	-	104,951

MINORITY INTEREST	90,557	85,066

SHAREHOLDERS’ EQUITY	178,780	153,290

	516,037	595,504

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2007	2006	2007	2006
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	240,809	201,986	124,738	104,618
Cost of revenues	179,256	147,398	93,618	77,450

Gross profit	61,553	54,588	31,120	27,168
Research and development costs, net	3,265	3,382	1,613	1,607
Selling, general and administrative expenses	42,888	43,249	21,860	21,788
Depreciation and amortization	1,689	2,071	835	1,007
Restructuring and non-recurring costs	210	656	81	21

Operating income	13,501	5,230	6,731	2745
Financial income(expenses), net	(384)	(1,570)	196	(687)

	13,117	3,660	6,927	2,058
Gain on realization of investments	1,200	2,189	1,136	2,308
Other income (expenses), net	(435)	(730)	(194)	(680)

Income before taxes on income	13,882	5,119	7,869	3,686
Taxes on income	1,062	2,040	306	1,151

	12,820	3,079	7,563	2,535
Equity in profits (losses) of affiliated companies, net	(364)	99	(213)	12
Minority interest in losses (profits), net	(5,354)	(2,168)	(2,734)	(1,132)

Income from continuing operation	7,102	1,010	4,616	1,415
Income (loss) from discontinued operations	18,102	3,629	17,733	(913)

Net income	25,204	4,639	22,349	502

Earnings per share generated from continued operation :
Basic	0.55	0.09	0.36	0.13

Diluted	0.54	0.08	0.35	0.12

Earnings per share generated from discontinuing operation :
Basic	1.37	0.25	1.34	(0.09)
Diluted	1.37	0.23	1.34	(0.09)

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200

Diluted	13,200	13,200	13,200	13,200
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